
September 12, 2018

<u>Via E-mail</u>
Nathan J. Duda
Chief Financial Officer
California Republic Funding LLC
18400 Von Karman Avenue, Suite 1100
Irvine, CA 92612

> **Re:** **California Republic Auto Receivables Trust 2014-4**
> **California Republic Auto Receivables Trust 2015-1**
> **California Republic Auto Receivables Trust 2015-2**
> **California Republic Auto Receivables Trust 2015-3**
> **Forms 10-K for Fiscal Year Ended December 31, 2017**
> **Filed March 30, 2018**
> **File Nos. 333-199204-01, 333-199204-02, 333-199204-03 and 333-199204-04**

Dear Mr. Duda:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           /s/ Rolaine S. Bancroft

           Rolaine S. Bancroft
           Senior Special Counsel
           Office of Structured Finance

cc: John DeCero
       Siegfried P. Knopf